Bradley Weber 650.752.3226 bweber@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

July 24, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Amplify Snack Brands, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed July 16, 2015
Correspondence dated July 16, 2015
Correspondence dated July 17, 2015

File No. 333-205274

Dear Ms. Nguyen:

This letter is submitted on behalf of Amplify Snack Brands, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, submitted on July 16, 2015 (the “Amended Registration Statement”), correspondence to the Staff dated July 16, 2015 and correspondence to the Staff dated July 17, 2015 as set forth in your letter dated July 23, 2015 addressed to Thomas C. Ennis, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express three copies of each of this letter and the Amendment (marked to show changes from the Amended Registration Statement).

Amendment No. 1 to Registration Statement on Form S-1

1.	We note your new disclosure regarding the stockholders agreement in the Prospectus Summary on page 7 under the heading “Our Principal Stockholder.” Please add a brief discussion to the Prospectus Summary highlighting the key risks associated with the stockholders agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 14 and 49 of the Amendment to add a brief discussion highlighting the key risks associated with the stockholders agreement.

Correspondence dated July 16, 2015

2.	We note that you determined a business equity value using the income approach to estimate the fair value of the awards granted in December 2014. However, we note that the fair value of the awards granted in February 2015 and June 2015 were estimated based on a business equity value using the market approach. Please tell us why the market approach was not used in connection with the December 2014 valuation.

RESPONSE: The Company acknowledges the Staff’s comment. The Company hereby confirms to the Staff that in connection with the work surrounding the December 2014 valuation, the board of directors and the Company’s independent third party valuation firm expressly evaluated whether to use an income approach or a market approach to determine the business equity value of Topco. After careful consideration, all parties concluded that a methodology based principally by reference to market multiples of publicly-traded companies (as is required in the market approach) was not the appropriate methodology at December 2014, given the board of directors’ views on the stage of the Company’s development at that time and their belief that the possibility of an initial public offering or other significant liquidity event of Topco was remote at December 2014.

The Company respectfully notes that at the December 4, 2014 meeting of the board of directors, which was the first board meeting following the Sponsor Acquisition and at which the December 2014 grants were approved, the board of directors did not discuss, in any way, the possibility of an initial public offering or a potential sale of the Company, as the entire focus of the meeting was on growing the Company and building out infrastructure to support the growth. Additionally, as was discussed in the Company’s previous response to Comment #16 in the Company’s response letter dated June 26, 2015, the Company was only five months removed from the consummation of the Sponsor Acquisition in July 2014 and was only five months removed from the recruitment and hiring of a completely new senior executive team. The board of directors was entirely focused at that time on building Company culture, understanding the channel and brand, leveraging the talent of the new senior executive team to grow the business organically by looking to expand the distribution of the SkinnyPop product through different channels, decreasing existing customer concentration by adding new customer accounts to diversify the business, and engaging in other sales and marketing efforts to drive net sales and promote top line growth in the business.

The board of directors and the independent third party valuation firm, for all of the reasons described above, believed that a liquidity event was not anticipated in the near term and that for a private company not reasonably expected to have a near-term liquidity event or initial public offering, an income approach based on a discounted cash flow analysis (“DCF”) was typical and consistent with industry practice. The board of directors’ belief was supported by the analysis provided to the board of directors by the independent third party valuation firm, which independently selected an income approach based on DCF analysis rather than a market approach.

Notwithstanding the selection of the income approach methodology for purposes of the December 2014 valuation, the Company respectfully advises the Staff that the board of directors and the independent third party valuation firm did review in December 2014 a secondary valuation technique based on a market approach to serve as a comparable “reasonableness check” to the outcome of the valuation produced by the income approach. In this “reasonableness check” review, the Company reviewed the market multiples of six publicly-traded companies as of December 2014 in the same or similar lines of business. Differences in the size, maturity and diversification of these comparable public companies relative to the Company made this valuation less precise than the DCF analysis. After taking into consideration such differences in these comparable public companies, the board of directors and the independent third party valuation firm concluded that the market approach (after accounting for these considerations) would have resulted in a substantially similar valuation outcome to the income approach, and thus that the “reasonableness check” on the income approach had been confirmed.

As discussed in the Company’s previous response to Comment #16 in the Company’s response letter dated June 26, 2015, the board of directors firmly believed that the Company’s outlook changed tremendously between the December 2014 valuation and the February 2015 valuation. To wit, the Company was awarded national distribution into a major mass retailer, and prior to this award it was unclear if this distribution would be achievable in the foreseeable future (or at all) and the Company’s two largest customers both approved major SKU expansions.

These developments, among others cited in the Company’s previous response letters to the Staff, as well as the beginnings of approaches by investment bankers to the Company’s principal stockholder, TA Associates, in late-January and early-February of 2015, led to a substantial change in future outlook that included for the first time the meaningful possibility of an initial public offering as of the February 2015 valuation. At February 2015, it became clear to the board of directors that the Company’s situation had fundamentally changed, and that a market approach was now appropriate, as was a probability-weighted expected return method, or PWERM.

For the above reasons, the Company respectfully advises the Staff that it believes the income approach (as supplemented by the aforementioned “reasonableness check” of the market approach) was the correct valuation methodology at December 2014.

3.	Please explain how the information in the column labeled “weighted-average grant date fair value per unit on the date of grant” differs from the information in the column labeled “weighted-average grant date fair value per unit for financial reporting purposes.” As part of your response, please explain the difference in the amounts presented for the awards granted in June 2015 and tell us whether you expect a material change to result from adjustments related to the closing of your financial statements for the period ended June 30, 2015.

RESPONSE: The Company respectfully advises the staff that the information in the column labeled “weighted-average grant date fair value per unit on the date of grant” is the fair value per unit that was determined by Topco’s board of directors on the June 10, 2015 grant date. The information in the column labeled “weighted-average grant date fair value per unit for financial reporting purposes” is the fair value per unit that will be reflected in the Company’s financial statements beginning in the period ended June 30, 2015. The increase in fair value per unit, from $0.11 to $2.03, was due to the Company’s reassessment of the grant date fair value during the closing process for the period ending June 30, 2015 and was based on additional market valuation information received from the Company’s investment bankers as part of the initial public offering process. In connection with the increase in fair value for financial reporting purposes, the Company will recognize approximately $2,053,236 more equity-based compensation expense over the service life than it would have recognized had it not reassessed its original determination of fair value.

Correspondence dated July 17, 2015

4.	We note your intention to disclose preliminary financial data for the period ended June 30, 2015, including a range for net sales, gross profit, operating income, net income, and adjusted EBITDA. Revise the disclosure to include an explanation as to why you are not able to disclose a specific number rather than a range and explain how the ranges were determined. In addition, disclose why you can provide only partial and preliminary information at this time.

RESPONSE: In response to the Staff’s comment, the Company has revised page 6 of the Amendment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

Enclosures

cc:	Diane Fritz, Securities and Exchange Commission
Ethan Horowitz, Securities and Exchange Commission
Anuja A. Majmudar, Securities and Exchange Commission
Thomas C. Ennis, Amplify Snack Brands, Inc.
Brian Goldberg, Amplify Snack Brands, Inc.
Jon M. Herzog, Goodwin Procter LLP
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP

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